Filed Pursuant to Rule 424(b)(2)
Registration No. 333-160928

PROSPECTUS SUPPLEMENT
(To Prospectus dated November 6, 2009)

Warrant to Purchase 500,000 Shares of Common Stock
500,000 Shares of Common Stock

We issued a Warrant to purchase 500,000 shares of our common stock to H.D. Smith Wholesale Drug Co. in a private placement transaction on April 23, 2010. This prospectus supplement, together with the related base prospectus,will be used by H. D. Smith to resell the Warrant or the shares of our common stock issuable upon exercise of the Warrant. We will receive proceeds from the exercise of the Warrant if the Warrant is exercised for cash. We will not receive any of the proceeds from any sale of the Warrant or shares of our common stock by H.D. Smith.

Our common stock is currently listed on NYSE Amex Equities under the trading symbol "KAD." An application for listing of the shares of common stock issuable upon exercise of the Warrant offered by this prospectus supplement will be submitted to the NYSE Amex Equities. The last reported sale price of our Common Stock on June 25, 2010 was $0.55 per share.

Please read this prospectus supplement and the accompanying base prospectus carefully before you invest. Both documents contain information you should carefully consider before making your investment decision.

Investing in Arcadia Resources, Inc. common stock involves risks. See Risk Factors beginning on page S-4 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the base prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 30, 2010.

TABLE OF CONTENTS

About This Prospectus Supplement	S-2
Summary of Terms	S-3
The Offering	S-4
Risk Factors	S-4
Use of Proceeds	S-5
Dilution	S-5
Description of Securities	S-5
Selling Security Holder	S-6
Plan of Distribution	S-7
Where You Can Find More Information	S-7

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is part of a registration statement that we have filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf process, we are offering to sell shares of our common stock and warrants to purchase our common stock using this prospectus supplement and the accompanying base prospectus. In addition, this prospectus supplement may be used by the warrant holder identified in this prospectus supplement to resell the Warrant and shares of our common stock issued upon exercise of the Warrant. The prospectus supplement describes the specific terms of the offering. The base prospectus gives more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the base prospectus. If the description of the offering varies between the prospectus supplement and the base prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the base prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the base prospectus and the documents incorporated by reference is accurate only as of the respective dates of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

As used in this prospectus supplement, the terms "Arcadia," "we," "our" or "us" mean Arcadia Resources, Inc., a Nevada corporation, and its predecessors and subsidiaries, unless the context indicates otherwise.

SUMMARY OF TERMS

Issuer	Arcadia Resources, Inc.

Selling Security Holder	H. D. Smith Wholesale Drug Co., as the holder of the Warrant.

Offering
Warrant to purchase 500,000 shares of our common stock at a price of $0.40 per share, subject to adjustment as set forth in the Warrant described in this prospectus supplement, and the shares of our common stock to be issued upon exercise of the Warrant. The prices at which these securities will be offered and sold will be determined by the selling security holder at the time of the offer or sale. See "The Offering."

Use of Proceeds
We will use the cash proceeds, if any, from the exercise of the Warrant for general corporate purposes. We will not receive any cash proceeds from the sale of the Warrant or the shares of our common stock by the selling security holder. See "Use of Proceeds."

Risk Factors	This investment involves a high degree of risk. See "Risk Factors" beginning on page S-4 of this prospectus supplement and page 5 of the base prospectus.

Market for Our Common Stock	Our common stock is listed on NYSE Amex Equities under the symbol "KAD." On June 25, 2010, the last reported sale price of our common stock on NYSE Amex was $0.55.

Common stock outstanding before the offering	177,918,035 shares, as of June 15, 2010.

Common stock outstanding after the offering1	178,418,035 shares.
____________________

1Assumes the Warrant is exercised in full for cash.

THE OFFERING

On April 23, 2010, PrairieStone Pharmacy, LLC, a wholly-owned subsidiary of Arcadia, entered into a Primary Vendor Agreement with H.D. Smith Wholesale Drug Co., whereby H. D. Smith agreed to supply PrairieStone with pharmaceutical products, pharmaceutical items, home health care products and over the counter merchandise. In connection with this transaction, PrairieStone also entered into a $5.0 million Line of Credit and Security Agreement with H.D. Smith, and Arcadia issued to H. D. Smith a Warrant to purchase 500,000 shares of our common stock at a price of $0.40 per share, subject to adjustment as set forth in the Common Stock Purchase Warrant, Warrant No. 99, dated April 23, 2010.

This prospectus will be used by the selling security holder to resell the Warrant or the shares of our common stock issuable upon exercise of the Warrant. The prices at which the Warrant and the shares of our common stock issuable upon exercise of the Warrant will be offered and sold will be determined by the selling security holder at the time of the offer or sale.

RISK FACTORS

An investment in our common stock or the Warrant is highly speculative and involves a high degree of risk. You should carefully consider and evaluate all of the information included and incorporated by reference in the base prospectus, including the risk factors incorporated by reference from our most recent Annual Report on Form 10-K for the fiscal year ended March 31, 2010, and our other filings with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, filed after the date of the prospectus supplement. Any of the risks we have described could materially adversely affect our business, financial condition or operating results and could result in a partial or complete loss of your investment. Further, the risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not currently known to us, or that we currently believe are not material, could also materially adversely affect our business, financial condition or operating results.

Risks Related to This Offering

Management will have broad discretion as to the use of the proceeds from the exercise of the Warrant, and we may not use the proceeds effectively.

We have not designated any portion of the net proceeds we may receive from the cash exercise of the Warrant to be used for any particular purpose. Accordingly, our management will have broad discretion as to the application of those net proceeds, and could spend the proceeds in ways that do not necessarily improve our operating results or enhance the value of our common stock.

You will experience immediate dilution in the book value of the common stock you purchase.

Because the Warrant exercise price per share is likely to be substantially higher than the book value per share of our common stock, if you purchase and then exercise the Warrant you will suffer substantial dilution in the net tangible book value of the underlying common stock you purchase upon exercise of the Warrant. On a pro forma basis as of March 31, 2010, after giving effect to the cash exercise of the Warrant at an exercise price of $0.40 per share (resulting in the issuance of 500,000 shares for aggregate proceeds to Arcadia of $200,000), our pro forma net tangible book value per share would be $(0.12), representing an immediate dilution suffered by you of $0.52 per share. This dilution does not consider the additional amount you would have paid to purchase the Warrant. If you instead purchase the shares of common stock issuable upon exercise of the Warrant, the dilution you would suffer, on a pro forma basis as of March 31, 2010 assuming the Warrant was exercised as of that date, would be the difference between the per share price you paid for the common stock and $(0.12) which represents our pro forma net tangible book value per share as of that date. In either case, if the Warrant is exercised on a cashless basis, our pro forma net tangible book value as of March 31, 2010 assuming the Warrant was exercised as of that date and based on a market price of $0.40 as of that date, would be $(0.12) and the dilution you would experience would be the same as described above for a cash exercise.

USE OF PROCEEDS

We may receive cash proceeds from the selling security holder or any new holder of the Warrant if and when the Warrant is exercised for cash. To the extent the Warrant is exercised for cash, we could receive proceeds of up to $200,000, which we would use for general corporate purposes. We will not receive any cash proceeds if the Warrant is exercised by delivery of shares of our common stock as permitted by the Warrant. We will also not receive any cash proceeds from the sale of the Warrant or the shares of our common stock by the selling security holder.

DILUTION

The net tangible book value per share represents the amount of our total tangible assets, less our total liabilities and the aggregate liquidation preference of our preferred stock outstanding (if any), divided by the total number of shares of our common stock outstanding. The number of shares of our common stock outstanding may be increased by shares issued upon conversion of preferred stock (if any), payment of stock dividends and exercise of warrants or options, and, to the extent warrants and options are exercised for cash, the net tangible book value of our common stock may increase. The impact of our receipt of the cash purchase price for the shares of common stock issued upon exercise of the Warrant on our net tangible book value per share and the impact of the issuance of those shares on the number of shares of our common stock outstanding, respectively, are described above. See "Risk Factors."

DESCRIPTION OF SECURITIES

Common Stock

The material terms and provisions of our common stock are described under the caption "Description of Capital Stock"starting on page 6 of the base prospectus.

Warrant

Exercisability. The Warrant is exercisable at any time after April 23, 2010 and until 5:00 p.m., New York time, on April 23, 2015 (the fifth anniversary of the date of original issuance). The Warrant is exercisable, at the option of the holder, in whole or in part by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of our common stock purchased upon the exercise of the Warrant.

Exercise Price. The exercise price per share of common stock purchasable upon exercise of the Warrant is $0.40 per share, subject to appropriate adjustment in the event of certain stock splits, stock dividends, recapitalizations, reorganizations, schemes, arrangements or similar events affecting our common stock and also upon any distributions of assets, including cash, stock or other property to our stockholders.

Transferability. Subject to applicable laws, the Warrant may be offered for sale, sold, transferred or assigned without our consent.

Warrant Holder Not Deemed a Stockholder. Except as otherwise provided in the Warrant or by virtue of such holder’s ownership of shares of our common stock, the holder of a Warrant does not have the rights or privileges of a holder of our common stock, including any voting rights or right to receive dividends, until the holder exercises the Warrant.

Amendment and Waiver. Any term of the Warrant may be amended or waived with our written consent and the written consent of the warrant holder.

SELLING SECURITY HOLDER

The selling security holder identified in this prospectus supplement acquired the Warrant in connection with a strategic vendor relationship in a transaction exempt from registration on the basis of Section 4(2) of the Securities Act.

The following table sets forth certain information, to our knowledge, with respect to the selling security holder as of June 21, 2010 as follows: (i) selling security holder’s name, (ii) the number of outstanding shares of common stock beneficially owned by the selling security holder prior to this offering (including all of the shares issuable upon exercise of Warrant held by such security holder); (iii) the number of shares of common stock to be beneficially owned by the selling security holder after the completion of this offering, assuming the sale of all of the shares of common stock offered by the selling security holder; and (iv) if one percent or more, the percentage of outstanding shares of common stock to be beneficially owned by the selling security holder after the completion of this offering assuming the sale of all of the shares offered by the selling security holder. The selling security holder may sell all, some, or none of the Warrant or the shares issuable upon exercise of the Warrant in this offering. See "Plan of Distribution."

	Shares Beneficially			Number of Shares Owned by Selling
Name of Selling	Owned Prior to Offering		Shares of Common	Security Holder After the Offering(2)
Security Holder	Number	Percentage	Stock to be Offered	Number	Percent
H. D. Smith Wholesale Drug Co.(1)	500,000	*	500,000	0	0%

(1)	Consists of shares the selling security holder has the right to acquire upon exercise of the Warrant.
(2)	Assuming the exercise of the Warrant and the sale of all common stock acquired upon exercise.

*Less than 1%.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares, as well as any shares as to which the selling security holder has the right to acquire beneficial ownership through the exercise or conversion of any stock option, warrant, preferred stock or other right within 60 days of June 21, 2010. Percentages are based on 177,918,035 shares of our common stock outstanding as of June 15, 2010. Unless otherwise indicated above, to our knowledge, the selling security holder named in the table has sole voting and investment power with respect to its shares of common stock. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the selling security holder named above.

Except as described below, the selling security holder has had no position, office, or other material relationship with Arcadia or any of our predecessors or affiliates within the past three years. H.D. Smith Wholesale Drug Co. entered into a strategic relationship with Arcadia in April 2010. Pursuant to a Primary Vendor Agreement, H. D. Smith agreed to supply PrairieStone, an affiliate of Arcadia, with pharmaceutical products, pharmaceutical items, home health care products and over the counter merchandise. In connection with the Vendor Agreement, PrairieStone also entered into a $5.0 million Line of Credit and Security Agreement with H. D. Smith. In addition, Arcadia also granted H. D. Smith an additional warrant to purchase 500,000 shares of common stock that is contingent on certain performance measurements.

PLAN OF DISTRIBUTION

The selling security holder may sell the Warrant and the shares of our common stock issuable upon exercise of the Warrant from time to time in one or more transactions directly to purchasers or to or through underwriters, broker-dealers or through agents. The selling security holder will act independently of Arcadia in making decisions with respect to the timing, manner, and size of each resale of the Warrant or our common stock. For more information, see "Plan of Distribution"in the base prospectus.

WHERE YOU CAN FIND MORE INFORMATION

Our SEC filings are available to the public over the SEC’s website at www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 100 F. Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the operating rules, copy charges and procedures for the public reference room.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the securities offered hereby. This prospectus supplement and the base prospectus do not contain all of the information contained in the registration statement. Copies of the registration statement and the exhibits thereto are on file at the offices of the SEC and may be obtained upon payment of a prescribed fee or may be examined without charge at the SEC’s public reference facility in Washington D.C. or copied without charge from its website.

Our SEC filings are available to the public at no cost over the Internet at www.ArcadiaResourcesInc.com, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K and any amendments to those reports. Information on our website is not incorporated by reference in this prospectus. Access to those electronic filings is available as soon as practical after filing with the SEC. You may also request a copy of those filings, excluding exhibits, at no cost by writing or telephoning our principal executive office, which is:

Arcadia Resources, Inc.
9320 Priority Way West Drive
Indianapolis, IN 46240
Attention: Corporate Secretary
(317) 569-8234